Exhibit 1

Operating and Financial Review for the period ended 30 June 2015

Six months ended June 2015 compared with six months ended June 2014

Introduction

Certain Non GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), net sales margin, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), headline operating costs, billings, estimated net new billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 13 to 17.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Review of Group results

Revenues

Reported billings were up 5.0% at £23.156 billion, and up 5.0% in constant currency. Estimated net new business billings of £1.301 billion ($2.082 billion) were won in the first half of the year. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, media and digital assignments, the full benefit of which will be seen reflected in Group revenue later in 2015 and into 2016. The Group is actively engaged in the tsunami of mainly media investment management reviews, chiefly in the United States, totalling approximately $20 billion, which are on-going. The earlier results of these reviews have been good and further results will be announced towards the end of 2015 and into 2016.

This surge in attention to media investment management seems primarily to be procurement led and cost-driven, because of the relative size of media spending as a line item in the client P&L. It also reflects concern and uncertainty around the impact of changing screen-based media consumption habits, particularly amongst the younger age groups, like millennials and centennials, as we have seen with legacy print. In addition, weaknesses in the coverage of traditional media measurement systems, which, for example, exclude significant parts of out-of-home viewing and multi-screen viewing and in new media measurement systems, that set too low a standard or hurdle for video viewability, add to the confusion.

Reportable revenue was up 6.8% at £5.839 billion. Revenue on a constant currency basis was up 6.4% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against the US dollar, partly offset by the strength of sterling, primarily against the euro.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 4.9% in the first half, with net sales up 2.3%, with the gap compared to revenue growth slightly less in the second quarter, as the scale of digital media purchases in media investment management and data investment management direct costs continued at a similar level to the first quarter. In the second quarter, like-for-like revenue was up 4.5%, lower than the first quarter’s 5.2%, giving 4.9% for the first half, with net sales also slightly lower at 2.1%, following 2.5% in the first quarter, giving 2.3% for the first half, against stronger comparatives of 8.7% and 4.1% for revenue and net sales respectively, in 2014. Despite tepid GDP growth, low or no inflation and consequent lack of pricing power, client data continues to reflect some increase in advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the relative strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating profitability

Headline EBITDA was up 6.7% to £782 million, up 6.7% in constant currency. Headline PBIT was up 7.6% to £669 million from £622 million, up 7.9% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors, for reasons which we still do not yet understand.

Net sales margins were up 0.3 margin points at 13.3%, up 0.4 margin points in constant currency, well ahead of the Group’s full year margin target of a 0.3 margin points improvement, on a constant currency basis. On a like-for-like basis, net sales margins were also up more than target at 0.4 margin points.

Given the significance of data investment management revenue to the Group, with none of our direct parent company competitors significantly present in that sector, net sales remain a much more meaningful measure of competitive comparative top line and margin performance. Net sales is a more appropriate measure because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. Thus, revenue and revenue growth rates will increase, although net sales and net sales growth will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on net sales and the net sales margin, in the future. In the first half, as noted above, net sales margin was up 0.3 margin points and up an even stronger 0.4 margin points in constant currency and like-for-like.

Net sales margins, before all incentives, were 15.5%, up 0.2 margin points, compared with 15.3% last year. The Group’s staff costs to net sales ratio, including incentives, fell by 1.1 margin points to 65.5% compared with 66.6% in the first half of 2014. On a constant currency basis, net sales margins, before all incentives, were also 15.5%, 0.1 margin points higher than the first half of 2014, and the staff costs to net sales ratio, including incentives, was down 1.1 margin points to 65.5% compared with 66.6% in the first half of 2014. This reflected better staff costs to net sales ratio management, through better control of the growth of staff numbers and salary and related costs, as compared to net sales, than in the first half of 2014.

Operating costs

In the first half of 2015, headline operating costs increased by 4.7% and were up by 4.1% in constant currency, compared with net sales up 5.2% and constant currency net sales growth of 4.7%. Staff costs, excluding all incentives, were down 1.0 margin point at 63.3% of net sales and down 0.9 margin points in constant currency. Incentive costs amounted to £111.6 million or 14.8% of headline PBIT before incentives and income from associates (excluding exceptional gains / losses), compared to £113.0 million last year, or 16.0%, a decrease of £1.4 million or 1.2%. Target incentive funding is set at 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains / losses) and before bonus, maximum at 20% and in some instances super-maximum at 25%. Variable staff costs were 6.3% of revenue and 7.3% of net sales, at the higher end of historical ranges and, again, reflecting good staff cost management and continued flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 123,203 in the first half of the year, compared to 125,266 in the same period last year, a decrease of 1.6%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2015 was 125,970, down 2.1% compared to 128,697 at 30 June 2014. This reflected, partly, the transfer of 1,445 staff to IBM in the first half of 2015, as part of the strategic partnership agreement and IT transformation programme. Since 1 January 2015, on a like-for-like basis, the number of people in the Group has decreased by 1.5% or 1,854 at 30 June 2015 (including the 1,445 staff transferred to IBM), and also reflecting the continued caution by the Group’s operating companies in hiring and the usual seasonality of a relatively smaller absolute first half in comparison to the second half. On the same basis revenue increased 4.9%, with net sales up 2.3%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £73.4 million compared to £90.4 million in the first half of 2014, a decrease of £17.0 million, or 19%, reflecting higher levels of average net debt, more than offset by lower funding costs and more efficient management of cash pooling. The weighted average debt maturity is now almost 10 years compared to 5 years in 2013, with a weighted average interest rate of 4.0% versus 5.6% two years ago.

The effective tax rate on the reported profit before tax was 15.3% (2014 19.3%), largely because the tax charges on the net exceptional gains were minimal.

Earnings and dividend

Reported headline profit before tax was up 12.1% to £596 million from £532 million and up 13.2% in constant currency.

Reported profit before tax rose by 44.5% to £710 million from £491 million, or up 45.6% in constant currency, reflecting the Group’s improved operating performance, as well as net exceptional gains on the sale and revaluation of some of the Group’s associates and investments. Reported profits attributable to share owners rose by 55.2% to £566 million from £365 million. In constant currency, profits attributable to share owners rose by 55.0%.

Diluted earnings per share rose by 59.3% to 43.0p from 27.0p and by 58.8% in constant currency.

The board declared an increase of almost 37% in the 2015 interim dividend to 15.91p per share. The record date for the interim dividend is 9 October 2015, payable on 9 November 2015.

Regional review

The pattern of revenue and net sales growth differed regionally. The following tables below give details of revenue and net sales, revenue and net sales growth, as well as proportion of Group revenues and net sales by region for the second quarter and first half of 2015. Headline PBIT and net sales margin by region are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2015	Reported revenue change three months ended 30 June 2015	Constant currency revenue change three months ended 30 June 2015	Like-for-like revenue change three months ended 30 June 2015	As a % of total Group revenue three months ended 30 June 2015	Three months ended 30 June 2014	As a % of total Group revenue three months ended 30 June 2014
	£m					£m
N. America	1,128	17.2%	7.6%	7.3%	36.9%	963	33.2%
United Kingdom	443	3.9%	3.9%	4.6%	14.5%	426	14.7%
W. Cont. Europe	596	-8.5%	3.1%	4.6%	19.5%	653	22.5%
AP, LA, AME, CEE[1]	889	3.7%	5.5%	1.1%	29.1%	857	29.6%
Total Group	3,056	5.5%	5.5%	4.5%	100.0%	2,899	100.0%

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2015	Reported revenue change six months ended 30 June 2015	Constant currency revenue change six months ended 30 June 2015	Like-for-like revenue change six months ended 30 June 2015	As a % of total Group revenue six months ended 30 June 2015	Six months ended 30 June 2014	As a % of total Group revenue six months ended 30 June 2014
	£m					£m
N. America	2,164	15.3%	5.9%	5.9%	37.1%	1,878	34.4%
United Kingdom	860	9.7%	9.7%	6.3%	14.7%	784	14.3%
W. Cont. Europe	1,143	-8.1%	2.8%	3.7%	19.6%	1,244	22.7%
AP, LA, AME, CEE	1,672	6.9%	8.1%	3.6%	28.6%	1,563	28.6%
Total Group	5,839	6.8%	6.4%	4.9%	100.0%	5,469	100.0%

Net sales analysis

	Three months ended 30 June 2015	Reported net sales change three months ended 30 June 2015	Constant currency net sales change three months ended 30 June 2015	Like-for-like net sales change three months ended 30 June 2015	As a % of total Group net sales three months ended 30 June 2015	Three months ended 30 June 2014	As a % of total Group net sales three months ended 30 June 2014
	£m					£m
N. America	962	13.1%	3.8%	3.5%	36.7%	851	33.9%
United Kingdom	373	7.0%	7.0%	2.2%	14.2%	349	13.9%
W. Cont. Europe	503	-8.4%	3.1%	2.0%	19.2%	548	21.9%
AP, LA, AME, CEE[1]	784	3.0%	5.0%	0.7%	29.9%	761	30.3%
Total Group	2,622	4.5%	4.5%	2.1%	100.0%	2,509	100.0%
[1] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

	Six months ended 30 June 2015	Reported net sales change six months ended 30 June 2015	Constant currency net sales change six months ended 30 June 2015	Like-for-like net sales change six months ended 30 June 2015	As a % of total Group net sales six months ended 30 June 2015	Six months ended 30 June 2014	As a % of total Group net sales six months ended 30 June 2014
	£m					£m
N. America	1,877	11.9%	2.9%	2.8%	37.2%	1,678	35.0%
United Kingdom	723	8.7%	8.7%	2.8%	14.3%	665	13.9%
W. Cont. Europe	965	-8.3%	2.5%	1.2%	19.1%	1,052	22.0%
AP, LA, AME, CEE	1,476	5.7%	6.9%	2.2%	29.4%	1,397	29.1%
Total Group	5,041	5.2%	4.7%	2.3%	100.0%	4,792	100.0%

North America like-for-like revenue increased 7.3% in the second quarter, up strongly compared with the first quarter growth of 4.4%, with significantly higher growth in the Group’s Advertising, Media Investment Management businesses in the USA and Canada and in healthcare communications and direct, digital and interactive businesses in the USA. Net sales followed a similar pattern, with like-for-like growth 3.5% in the second quarter compared with 2.1% in the first quarter. Parts of the Group’s Data Investment Management, Public Relations and Public Affairs and Branding & Identity businesses were tougher.

United Kingdom like-for-like revenue was up 4.6%, slower than the first quarter growth of 8.1%, as the Group’s Media Investment Management businesses grew less strongly, although still double digit, together with parts of the Group’s Public Relations and Public Affairs businesses, which were slower. Data Investment Management, however, performed better than the first quarter. Net sales overall showed a similar pattern to revenue, up 2.2% like-for-like in the second quarter, compared with 3.6% in the first quarter, but was more difficult as Data Investment Management net sales slowed.

Western Continental Europe, which remains patchy from a macro-economic point of view, showed improved revenue growth in the second quarter, up 4.6% like-for-like, compared with 2.7% in the first quarter. Germany, Italy, Spain, Sweden, the Netherlands and Switzerland remained bright spots, with strong growth, as they were in the first quarter, but Greece, reflecting its political and economic volte-face saw a sharp decline. Austria, Belgium, France and Turkey performed less well. Net sales also improved over the first quarter, with like-for-like growth of 2.0%, compared with 0.3% in the first quarter, following a similar pattern to the growth in revenue.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, both revenue and net sales growth slipped back in the second quarter, with like-for-like growth of 1.1% and 0.7%, compared with 6.8% and 4.0% respectively in the first quarter. Latin America, Africa and the Middle East showed improved performance compared with the first quarter, but South East Asia, Australia and Central & Eastern Europe (particularly Russia, Poland and the Czech Republic) slowed. In South East Asia, Greater China and Singapore were tougher, but India grew strongly. Net sales growth in the BRICs (Brazil, Russia, India and China) slowed in the second quarter, as China and Russia, in particular, came under pressure.

As mentioned above, in Central & Eastern Europe, like-for-like net sales were very tough in the second quarter, slipping into negative territory, compared with growth in the first quarter, reflecting difficult conditions in Russia and Poland and the Czech Republic.

Primarily reflecting both the usually lower first-half seasonal pattern and sterling’s relative strength, only 29.4% of the Group’s net sales came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, slightly up on the same period last year, and up almost one percentage point compared with the first quarter. This is against the Group’s revised strengthened strategic objective of 40-45% over the next five years.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The following tables give details of revenue and net sales, revenue and net sales growth, as well as the proportion of Group revenue and net sales by communications services sector for the second quarter and first half of 2015. Headline PBIT and net sales margin by communications services sector are provided in note 6 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2015	Reported revenue change three months ended 30 June 2015	Constant currency revenue change three months ended 30 June 2015	Like-for-like revenue change three months ended 30 June 2015	As a % of total Group revenue three months ended 30 June 2015	Three months ended 30 June 2014	As a % of total Group revenue three months ended 30 June 2014
	£m					£m
AMIM[1]	1,402	7.8%	8.1%	7.9%	45.9%	1,302	44.9%
Data Inv. Mgt.[2]	616	0.8%	3.5%	-1.4%	20.1%	611	21.1%
PR & PA3	235	5.5%	2.6%	1.6%	7.7%	223	7.7%
BI, HC & SC4	803	5.3%	3.6%	4.5%	26.3%	763	26.3%
Total Group	3,056	5.5%	5.5%	4.5%	100.0%	2,899	100.0%

[1]	Advertising, Media Investment Management
[2]	Data Investment Management
[3]	Public Relations & Public Affairs
[4]	Branding and Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2015	Reported revenue change six months ended 30 June 2015	Constant currency revenue change six months ended 30 June 2015	Like-for-like revenue change six months ended 30 June 2015	As a % of total Group revenue six months ended 30 June 2015	Six months ended 30 June 2014	As a % of total Group revenue six months ended 30 June 2014
	£m					£m
AMIM	2,638	10.4%	10.2%	9.2%	45.2%	2,391	43.7%
Data Inv. Mgt.	1,174	-0.3%	2.0%	-0.8%	20.1%	1,177	21.5%
PR & PA	459	5.4%	2.4%	1.2%	7.9%	435	8.0%
BI, HC & SC	1,568	7.0%	5.0%	3.4%	26.8%	1,466	26.8%
Total Group	5,839	6.8%	6.4%	4.9%	100.0%	5,469	100.0%

Net sales analysis

	Three months ended 30 June 2015	Reported net sales change three months ended 30 June 2015	Constant currency net sales change three months ended 30 June 2015	Like-for-like net sales change three months ended 30 June 2015	As a % of total Group net sales three months ended 30 June 2015	Three months ended 30 June 2014	As a % of total Group net sales three months ended 30 June 2014
	£m					£m
AMIM[1]	1,160	3.6%	4.4%	2.7%	44.3%	1,120	44.6%
Data Inv. Mgt.[2]	450	2.9%	5.5%	-1.0%	17.1%	436	17.4%
PR & PA3	231	4.9%	2.1%	1.9%	8.8%	221	8.8%
BI, HC & SC4	781	6.7%	4.8%	3.2%	29.8%	732	29.2%
Total Group	2,622	4.5%	4.5%	2.1%	100.0%	2,509	100.0%
[1] Advertising, Media Investment Management [2] Data Investment Management [3] Public Relations & Public Affairs [4] Branding and Identity, Healthcare and Specialist Communications

	Six months ended 30 June 2015	Reported net sales change six months ended 30 June 2015	Constant currency net sales change six months ended 30 June 2015	Like-for-like net sales change six months ended 30 June 2015	As a % of total Group net sales six months ended 30 June 2015	Six months ended 30 June 2014	As a % of total Group net sales six months ended 30 June 2014
	£m					£m
AMIM	2,221	4.9%	5.0%	3.2%	44.1%	2,118	44.2%
Data Inv. Mgt.	857	1.7%	3.6%	0.1%	17.0%	843	17.6%
PR & PA	450	4.6%	1.8%	1.6%	8.9%	430	9.0%
BI, HC & SC	1,513	8.0%	5.8%	2.4%	30.0%	1,401	29.2%
Total Group	5,041	5.2%	4.7%	2.3%	100.0%	4,792	100.0%

Advertising and Media Investment Management

As in the first quarter, Advertising and Media Investment Management remains the strongest performing sector. Like-for-like revenue grew by 7.9% in the second quarter, slower than the 10.7% seen in the first quarter, with some softening in Media Investment Management in the UK, the Middle East, Australia, Greater China, India and Singapore, partly offset by improved performance in North America, South Korea, Indonesia, Thailand and Malaysia. Like-for-like net sales grew 2.7% in the second quarter, compared with 3.8% in the first quarter. The rate of growth in the Group’s advertising businesses improved slightly in the second quarter, but most regions except the UK, Africa and Asia Pacific remain challenging.

The Group gained a total of £1.301 billion ($2.082 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £2.556 billion ($4.089 billion) in the same period last year. Of this, J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R and Grey generated net new business billings of £553 million ($885 million). Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £400 million ($640 million).

On a reportable basis and constant currency, net sales margins continued to improve, up 0.2 margin points to 14.9%.

Data Investment Management

On a constant currency basis, Data Investment Management revenue grew 3.5% in the second quarter, compared with 0.3% in the first quarter, partly driven by the acquisition of a controlling interest in IBOPE in Latin America in the second quarter. Like-for-like revenue was down 1.4% in the second quarter, with net sales down 1.0% on the same basis, as both the custom and panel parts of the business came under pressure in the United States, the United Kingdom and Asia Pacific. Latin America grew strongly in the second quarter, with IBOPE having an impact on the top-line, together with Africa, which also showed good growth. Net sales margins improved strongly by 1.2 margin points, up 1.6 margin points in constant currency, reflecting both good cost control and the benefit of the restructuring actions taken in 2014.

Public Relations and Public Affairs

In constant currency, Public Relations and Public Affairs net sales increased 2.1% in the second quarter, compared with 1.6% in the first quarter. Like-for-like net sales were up 1.9%, an improvement over the first quarter growth of 1.2%, with all regions, except the United Kingdom, showing growth, particularly in Asia Pacific, Latin America, Africa & the Middle East. Burson-Marsteller, Cohn & Wolfe and parts of the specialist public relations and public affairs businesses in the United States and Germany performed particularly well. Net sales margins fell 0.3 margin points, (down 0.2 margin points in constant currency), although Cohn & Wolfe showed improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s Branding and Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) constant currency net sales grew strongly at 4.8% in the second quarter, with like-for-like growth of 3.2%, a significant improvement over the first quarter net sales growth of 1.6%. The Group’s healthcare communications, specialist communications and direct, digital and interactive businesses grew strongly in the second quarter, with parts of the branding and identity businesses slower. Net sales margins for this sector, as a whole, were up 0.2 margin points, up 0.3 margin points in constant currency, with direct, digital and interactive and healthcare margins up strongly, but with pressure in branding and identity. Like-for-like, digital revenue now accounts for almost 37% of Group revenue and grew by 5.5% in the first half with net sales up 4.2%.

Cash flow and Balance Sheet

The Group’s unaudited cash flow statement, balance sheet and notes as at 30 June 2015 are provided in Exhibit 2.

In the first half of 2015, operating profit was £789 million, non-cash exceptional gains £232 million, depreciation, amortisation and impairment £180 million, non-cash share-based incentive charges £48 million, net interest paid £81 million, tax paid £165 million, capital expenditure £90 million and other net cash inflows £43 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £492 million.

This free cash flow was absorbed by £467 million in net cash acquisition payments and investments (of which £11 million was for earnout payments with the balance of £456 million for investments and new acquisitions payments) and £405 million in share re-purchases, a total outflow of £872 million. This resulted in a net cash outflow of £380 million, before any changes in working capital and also reflects our strategic objectives of investing approximately £300-£400 million annually in acquisitions and investments and share buy-backs of 2-3% of the issued share capital.

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 25 transactions in the first half; 6 acquisitions and investments were in new markets and 19 in quantitative and digital. Out of all these transactions, 3 were in both new markets and quantitative and digital and 3 were driven by individual client or agency needs.

Specifically, in the first six months of 2015, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, the United Kingdom, France, Germany, the Netherlands, Turkey, Singapore and New Zealand; in data investment management in the United States and Brazil; in branding & identity in the United States; in direct, digital and interactive in the United States, Sweden, South Africa, Peru and China; in healthcare in Australia.

A further 5 acquisitions and investments were made in July and August, with two in advertising and media investment management in Australia and Turkey; one in data investment management in the United States and Israel; one in public relations and public affairs in Germany; and one in direct, digital and interactive in Belgium.

Average net debt in the first six months of 2015 was £3.131 billion, compared to £2.870 billion in 2014, at 2015 exchange rates. This represents an increase of £261 million. Net debt at 30 June 2015 was £3.383 billion, compared to £2.957 billion on 30 June 2014, an increase of £426 million. The increased average and period end net debt figures reflect significant incremental net acquisition payments and share repurchases of £260 million, offsetting a relative improvement in working capital.

The Board continues to examine the allocation of its headline EBITDA of over £1.9 billion or over $3.0 billion, for the preceding twelve months and substantial free cash flow of over £1.2 billion, or approximately $1.9 billion per annum, also for the previous twelve months, to enhance share owner value. Headline EBITDA for the preceding twelve months is computed using the headline EBITDA metrics included on pages 14-15 (£1,909.5 million less £732.9 million plus £782.0 million) and free cash flow for the previous twelve months is computed using the free cash flow metrics included on page 16 (£1,167.5 million less £413.1 million plus £492.3 million). The Group’s current market capitalisation of £17.7 billion ($27.8 billion) implies a headline EBITDA multiple of 9.0 times, on the basis of the trailing 12 months headline EBITDA to 30 June 2015. Including net debt at 30 June of £3.383 billion, the Group’s enterprise value to headline EBITDA multiple is 10.7 times. The average net debt to headline EBITDA ratio remains at 1.6x, at the low end of the Group’s target range of 1.5-2.0x.

During the first six months of 2015, 26.8 million shares, or 2.0% of the issued share capital, were purchased at a cost of £405 million and an average price of £15.13 per share.

Client Development in the First Half of 2015

Including 100% of associates and investments, the Group has annual revenue of over $26 billion and over 190,000 full-time people in over 3,000 offices in 112 countries, now including Cuba. The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 344 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 69 of the NASDAQ 100 and 745 national or multi-national clients in three or more disciplines. 478 clients are served in four disciplines and these clients account for almost 52% of Group revenue. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 385 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together for the benefit of clients, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this report on Form 6-K.

In July, like-for-like revenue and net sales were up strongly at 5.0% and 3.7% respectively, reflecting the stronger budgeted and forecast growth in the third quarter. All regions and sectors (except data investment management) were positive, and showed a similar pattern to the first half, with advertising, media investment management, public relations and public affairs and specialist communications (including direct, digital and interactive) up strongly. Cumulative like-for-like revenue and net sales growth for the first seven months of 2015 is now 4.9% and 2.5% respectively. The Group’s quarter 2 revised forecast, having been reviewed at the parent company level in the first half of August, indicates full year like-for-like net sales growth of over 3%, and a stronger second half, partly the result of easier comparatives in 2014.

After another record year in 2014, the Group’s performance in the first seven months of the new financial year has been particularly creditable, as worldwide GDP growth, both nominal and real, seems to have slowed in the second half of last year and into the new year. Pleasingly, bottom-line growth and net sales margin improvement has been particularly strong, beyond budget, target and last year. Revenue and net sales growth was also better than the final quarter of 2014, with all geographies and sectors (except Data Investment Management) growing revenue and net sales on both a constant currency and like-for-like basis. Like-for-like revenue and net sales were up 4.9% and 2.3% respectively in the first six months and up 4.9% and 2.5% for the first seven, compared with 8.4% and 4.0% in the same seven month period last year, with quarters one and two being the strongest quarters in 2014 and with net sales growth of 2.1% in the fourth quarter. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenue – positive or negative. On a constant currency basis, headline PBIT is above budget and well ahead of last year and the increase in the net sales margin is well above the Group’s full year target of a 0.3 margin points improvement.

Despite this strong performance, the apparent general industry optimism seems misplaced. To survive in the advertising and marketing services sector, you have to remain positive, indeed optimistic, seeing the glass half-full and industry and company reports generally continue, understandably, to reflect that attitude. However, general client behaviour does not reflect that state of mind as tepid GDP growth, low or no inflation and consequent lack of pricing power encourage a focus on cutting costs to reach profit targets, rather than revenue growth. In addition, there seem to be little, if any, reasons for an upside breakout from the current levels of real or nominal GDP growth, which, previously, remained stuck around 3% and 5% respectively and below the pre-Lehman trend rate, which by definition was unsustainable. In fact, in recent months, whilst real GDP forecasts have remained steady, nominal forecasts have deteriorated significantly to around 3.5%, although the same pundits expect inflation to increase next year. The faster growth markets of the BRICs, located in Asia, Latin America and Central & Eastern Europe continue to grow faster than the slower markets of North America and Western Europe, although the growth gap has narrowed significantly as Brazil, Russia and China have slowed and the United States and United Kingdom and, even Western Continental Europe, have quickened.

Geopolitical issues remain top of business leaders’ concerns. The continuing crisis in the Ukraine and consequent bilateral sanctions, continued tensions in the Middle East and North Africa and the continuing risk, despite the negotiated agreement, of a “Grexit”, or even a “Brexit” from the European Community top the agenda. Lower oil prices and first time quantitative easing in Europe and continued easing in Japan may seem to bottom or underpin the recovery and a continued, but somewhat patchy, United States recovery and United Kingdom and Indian strength may help confidence. But concerns about China, aggravated by the recent RMB devaluation and stock market decline, and Brazil remain, although we remain unabashed bulls of both. Countries and opportunities like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru add to confidence (and maybe even Cuba and Iran will), along with a mild recovery in Western Continental Europe, chiefly in Germany, Spain and Italy. France remains soft, although there are some small signs of improvement. But there are other concerns, chiefly two. First, what impact will the much anticipated Federal Reserve tightening have on bond and equity markets? Although interest rates are likely to remain lower, longer than many anticipate, due to mediocre growth rates, when the tightening comes, as it inevitably will, it may have a dramatic impact on bond and equity valuations, as recent gyrations in the markets indicate. Will the RMB weakness, for example, blow the Federal Reserve Bank off course from a 2015 tightening? Secondly, the somewhat surprising result of the United Kingdom General Election (at least to the pollsters), with the Conservatives winning an overall majority, has resulted in an uncertainty-stimulating European Union referendum. In addition, the reduction of the still remaining, substantial, United Kingdom budget deficit, is being re-addressed in the context of a new fixed five year political cycle.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, with stronger balance sheets (over $7 trillion in net cash and limited leverage), sub-trend long-term global GDP growth at around 3.0-3.5% real and 5.0-5.5% nominal, combined with these levels of geopolitical uncertainty, with low inflation or fears of deflation resulting in limited pricing power, with short-term focused activist investors and strengthened corporate governance scrutiny, make them unwilling to take further risks.

They, therefore, focus on costs, rather than revenue growth. Not surprising then, that corporate leaders tend to be risk averse. Procurement and finance take the lead over marketing and investment and suppliers are encouraged to play the additional roles of banks and/or insurance companies. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost. We see little reason, if any, for this pattern of behaviour to change in 2015, with continued caution being the watchword.

The pattern for 2015 looks very similar to 2014, but with no maxi- or mini-quadrennial events like the Olympics, FIFA World Cup or United States Presidential Election (as there will be in 2016) to boost marketing investments. Forecasts of worldwide real GDP growth still hover around 3.0 - 3.5%, with recently reduced inflation estimates of 0.5% giving nominal GDP growth of around 3.5 to 4.0% for 2015. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations have been, at least until recently, strong. The recent, potentially record, spike in merger and acquisition activity may be driven more by companies running out of cost-reduction opportunities, rather than trying to find revenue growth opportunities or synergies.

All in all, 2015 looks to be another demanding year, although a weaker UK pound against a stronger US dollar may continue to provide some modest currency tailwind, which may be now more than offset by a stronger pound against the euro, and the fast growth market currencies.

2016, however, may provide a little further lift to the industry, of say one percentage point more of growth, given its maxi-quadrennial status – enlivened by the visually-stunning Rio Olympics and Paralympics, by the less visually-stunning United States Presidential Election and, last but not least, the UEFA EURO 2016 Football Championships.

For 2015, reflecting the first half net sales growth and quarter 2 revised forecast:

•	Like-for-like revenue and net sales growth of over 3.0%

•	Target net sales margin improvement of 0.3 margin points on a constant currency basis in line with full year margin target

In 2015, the Group’s prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity, effectiveness and horizontality. At the same time, we will concentrate on meeting our net sales margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7% of revenue and net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have, in addition, decided that an even more significant proportion, one-third, of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2015. This may be increased to one-half in 2016. Horizontality has been accelerated through the appointment of 45 global client leaders for our major clients, accounting for approaching one third of total revenue of almost $19 billion and 17 country and regional managers in a growing number of test markets and sub-regions, amounting to about half of the 112 countries in which we operate. Emphasis has been laid on knowledge-sharing in the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media, sport and entertainment.

The business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

•	Revenue and net sales growth greater than the industry average

•	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

NON-GAAP INFORMATION

As introduced on page 1, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2015 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and net sales growth for the three month and six month periods ended 30 June 2015 and 2014, to like-for-like revenue and net sales growth for the same periods.

	Three months ended 30 June		Six months ended 30 June		Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue		Net Sales		Net Sales
	£m		£m		£m		£m
2014 Reported	2,899		5,469		2,509		4,792
Impact of exchange rate changes	—	0.0%	22	0.4%	—	0.0%	24	0.5%
Changes in scope of consolidation	27	1.0%	80	1.5%	60	2.4%	115	2.4%
Like-for-like growth	130	4.5%	268	4.9%	53	2.1%	110	2.3%
2015 Reported	3,056	5.5%	5,839	6.8%	2,622	4.5%	5,041	5.2%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 19 of the unaudited condensed consolidated interim financial statements of the Company, which appear in Exhibit 2.

Net sales margin

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, net sales and net sales margin are more meaningful measures of comparative, competitive revenue growth and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s Media Investment Management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings.

Net sales margin is calculated as headline PBIT (defined above) as a percentage of net sales.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
	£m	£m	£m
Profit before taxation	709.7	491.1	1,451.9
Amortisation and impairment of acquired intangible assets	66.7	74.0	147.5
Goodwill impairment	—	—	16.9
Gains on disposal of investments and subsidiaries	(91.9)	(17.1)	(186.3)
Gains on re-measurement of equity interest on acquisition of controlling interest	(140.2)	(5.9)	(9.2)
Investment write-downs	—	—	7.3
Restructuring costs	21.2	9.1	127.6
Share of exceptional losses of associates	8.4	2.1	7.6
Revaluation of financial instruments	21.8	(21.7)	(50.7)
Headline PBT	595.7	531.6	1,512.6

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, Group restructuring costs, share of exceptional losses/gains of associates, depreciation of property, plant and equipment and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

A tabular reconciliation of profit for the period to headline EBITDA is shown below.

	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
	£m	£m	£m
Profit for the period	601.1	396.2	1,151.5
Taxation	108.6	94.9	300.4
Finance income, finance cost and revaluation of financial instruments, net	95.2	68.7	117.3
Amortisation and impairment of acquired intangible assets	66.7	74.0	147.5
Depreciation of property, plant and equipment	97.5	95.8	197.3
Amortisation of other intangible assets	15.4	15.1	31.6
Goodwill impairment	—	—	16.9
Gains on disposal of investments and subsidiaries	(91.9)	(17.1)	(186.3)
Gains on re-measurement of equity interest on acquisition of controlling interest	(140.2)	(5.9)	(9.2)
Investment write-downs	—	—	7.3
Restructuring costs	21.2	9.1	127.6
Share of exceptional losses of associates	8.4	2.1	7.6
Headline EBITDA	782.0	732.9	1,909.5

Headline operating costs

Headline operating costs is one of the metrics that management uses to assess the performance of the business.

Headline operating costs is calculated as operating costs excluding goodwill impairment, amortisation and impairment of acquired intangibles, gains/losses on disposal of investments and subsidiaries, investment write-downs, gains on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs.

	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
	£m	£m	£m
Operating costs	4,251.8	4,260.6	8,557.5
Amortisation and impairment of acquired intangible assets	(66.7)	(74.0)	(147.5)
Goodwill impairment	—	—	(16.9)
Gains on disposal of investments and subsidiaries	91.9	17.1	186.3
Gains on remeasurement of equity interest on acquisition of controlling interest	140.2	5.9	9.2
Investment write-downs	—	—	(7.3)
Restructuring costs	(21.2)	(9.1)	(127.6)
Headline operating costs	4,396.0	4,200.5	8,453.7

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Estimated net new billings is one of the metrics that management uses to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares, proceeds from the disposal of property, plant and equipment, movements in working capital and provisions, less purchases of property, plant and equipment, purchases of other intangible assets and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of free cash flow is shown below:

	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(180.7)	(17.3)	1,703.7
Share option proceeds	5.4	6.8	25.0
Proceeds on disposal of property, plant and equipment	11.2	1.1	5.9
Movements in working capital and provisions	772.2	539.6	(295.0)
Purchases of property, plant and equipment	(73.1)	(80.1)	(177.9)
Purchase of other intangible assets (including capitalised computer software)	(17.0)	(15.3)	(36.5)
Dividends paid to non-controlling interests in subsidiary undertakings	(25.7)	(21.7)	(57.7)
Free cash flow	492.3	413.1	1,167.5

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	30 June 2015	30 June 2014	31 December 2014
	£m	£m	£m
Cash and short-term deposits	1,353.0	1,208.0	2,512.7
Bank overdrafts and loans due within one year	(518.7)	(952.5)	(653.2)
Bonds and bank loans due after one year	(4,217.0)	(3,212.7)	(4,134.9)
Net debt	(3,382.7)	(2,957.2)	(2,275.4)